SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: June 2003

                                   Disco S.A.
                     -------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                     -------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                     -------------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-964-8017
                                                      ----------------

                                    001-14292
                     -------------------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 24, 2003, Disco S.A. (the "Company") submitted to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) a copy of a notice addressed to the Company's shareholders notifying them of the general ordinary shareholders' meeting to be held on July 18th, 2003 in Buenos Aires (the "Notice of Meeting"). An unofficial English translation of the Notice of Meeting is attached hereto as Exhibit 1.

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
                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Disco S.A.


Date: June 25, 2003                By:  /s/ Pieter de Nooij
                                      ----------------------------------------
                                      Name:   Pieter de Nooij
                                      Title:  Chief Financial Officer

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

1.             Unofficial English translation of the Notice of Meeting

                                                                       Exhibit 1

                                   DISCO S.A.
                 CALL TO GENERAL ORDINARY SHAREHOLDERS' MEETING

The shareholders are hereby called to attend a general ordinary shareholders' meeting to be held on July 18th, 2003, at 10 a.m., at Larrea 847, 1st floor, City of Buenos Aires. Said meeting will deal with the following Agenda:

     1- Appointment of two shareholders to sign the minutes
     2- Consideration of the resignations tendered by the regular members of the Supervisory Committee and, if pertinent, appointment of new regular and alternate members.

Notice: We remind the shareholders that in order to attend the Shareholders' Meeting they should deposit an evidence of their book-entry share account that should be issued for registration purposes in the Company's Stock Ledger, at Larrea 847, 1st Floor, City of Buenos Aires, until July 14th, 2003 from 9 a.m. to 3 p.m.

Buenos Aires, June 20th, 2003.


                         LUCAS GERARDUS BAPTIST DE JONG
                       Vice-president acting as President